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                                                                   Exhibit 23.1

The Board of Directors
The AltaVista Business:

   The audits referred to in our report dated February 22, 2000, included the related financial statement schedule as of July 31, 1999, and for the seven-month period then ended, and as of August 18, 1999, included in the registration statement. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

   We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP


San Francisco, California

March 24, 2000